Announcement to the Market RELATED-PARTY TRANSACTION Itaú Unibanco Holding S.A., in compliance with the provisions in Annex F to CVM Resolution No. 80/22, announces to its stockholders and the market in general the following related-party transaction: Parties: Itaú Unibanco Holding S.A. (the “Company”), Itaú Unibanco S.A. and Instituto Itaú de Ciência, Tecnologia e Inovação (Itaú Institute of Science, Technology and Innovation - “ICTi”). Relationship with the Company: ICTi is a private association whose members are the founders of Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. (together, “Itaú Unibanco”). Subject matter and main terms and conditions of the transaction: The purpose of ICTi is to encourage the research, innovation and development of new technologies, services and procedures and it provides services to Itaú Unibanco through a master agreement entered into on July 19, 2023 whose scope is the conduction of studies, research and projects, the development of prototypeing, solutions and tests, the creation of new technologies, software development and innovation consulting. The amount billed for the provision of services recently totaled R$51.8 million, thus exceeding the amount provided for in Article 1, I, (a) of Annex F to CVM Resolution No. 80/22. Detailed justification of the reasons why the Company’s management considers that the transaction was carried out under commutative conditions or provides for proper compensation: The service provided by ICTi is formalized through a Service Request and the price is based on the costs of the professionals involved. Therefore, the projects are priced in accordance with their complexity, technological needs, dedicated personnel, schedule and work hours. The engagement process followed the rules provided for in the Company’s Transactions with Related Parties Policy, including the approval of the Related Parties Committee, which is entirely composed of the Company’s independent board members. Any participation of the counterparty, its partners or management members in the Company’s decision-making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation: Not applicable. São Paulo (SP), February 17, 2025. Gustavo Lopes Rodrigues Investor Relations Officer